FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
           For the period of December 30, 2006, to February 5, 2007

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News release dated 29 January, 2007 announcing Notice of Results
2.  News release dated 29 January, 2007 announcing Holding(s) in Company

29 January 2007

           Vernalis Plc: Notice of Full Year 2006 Preliminary Results


WINNERSH, U.K., January 29, 2007 -- Vernalis plc (LSE: VER, Nasdaq: VNLS) today announces that it will be releasing its preliminary results for the twelve months ended 31 December 2006 on Monday, 12 March 2007.


An analyst briefing will be held at 9.30 a.m. on 12 March at the offices of Piper Jaffray Ltd, Fifth Floor, One South Place, London EC2M 2RB.


                                   -- ends --



Enquiries:
Vernalis plc                                            +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                         +44 (0) 20 7404 5959
Jon Coles
Justine McIlroy


Lazar Partners Ltd                                      212-867-1762
Gregory Gin



Notes to Editors

About Vernalis

Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has eight products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, progressing the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit: www.vernalis.com

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company
Vernalis plc


2. Name of shareholder having a major interest
Hunter Hall Investment Management Limited


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notification is in respect of beneficial ownership by shareholder named in 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Hunter Hall Value Growth Trust
Hunter Hall Global Ethical Trust
                                             TOTAL   11,972,079 (3.82%)


5. Number of shares / amount of stock acquired
N/A


6. Percentage of issued class
N/A


7. Number of shares / amount of stock disposed
3,900,000


8. Percentage of issued class
1.245%


9. Class of security
Ordinary 5p shares


10. Date of transaction
Various - last transaction 23rd January 2007


11. Date company informed
24th January 2007


12. Total holding following this notification
11,972,079


13. Total percentage holding of issued class following this notification
3.82%


14. Any additional information
The notification provided by Hunter Hall Investment Management Ltd dated 24th January 2007, notified the Company of the following transactions:
Date         Type    Quantity   Cumulative
23/03/2006   SELL    711,252    15,160,827
23/03/2006   SELL    711,252    14,449,575
06/04/2006   SELL    477,496    13,972,079
23/01/2007   SELL    1,000,000  12,972,079
23/01/2007   SELL    1,000,000  11,972,079


15. Name of contact and telephone number for queries
Tony Weir, Chief Financial Officer, + 44 (0)118 977 3133


16. Name and signature of authorised company official responsible for making this notification
Tony Weir, Chief Financial Officer


Date of notification
29th January 2007


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: February 5, 2007                             Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer